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                                                         Exhibit (a)(2)

                                                         4101 Washington Avenue
                                                         Newport News, Virginia
                                                         23607-2770
                                                         Tel: 757-380-2000
                                                         http://www.nns.com

[NEWPORT NEWS SHIPBUILDING, INC. LOGO]

                                                                    June 6, 2001

Dear Stockholder:

     As you may know, on May 9, 2001, Northrop Grumman Corporation announced its intention to make an offer for Newport News Shipbuilding Inc. On May 23, 2001, Northrop Grumman publicly disclosed the definitive terms of its offer. The Northrop Grumman offer provides that the Company's stockholders will receive either $67.50 in cash or a number of shares of Northrop Grumman common stock designed to provide a value of $67.50 per share, subject, in each case, to certain election and proration procedures and limitations.

     Your Board of Directors has carefully considered the Northrop Grumman offer and the $67.50 per share all-cash tender offer by General Dynamics Corporation that was commenced on May 4, 2001 pursuant to the merger agreement between General Dynamics and Newport News Shipbuilding.

     Northrop Grumman has asserted that its offer has a greater certainty of completion than the General Dynamics offer as a result of government regulatory issues. However, your Board of Directors is unable to conclude that the Northrop Grumman offer has a greater certainty of completion than the General Dynamics offer based on information currently available to it.

     On June 5, 2001, your Board of Directors unanimously determined that it is unable to take a position with respect to the Northrop Grumman offer until it has obtained additional information regarding the position of the Department of Defense and the Department of Justice with respect to both the General Dynamics offer and the Northrop Grumman offer.

     On June 5, 2001, your Board of Directors reaffirmed its unanimous recommendation that the stockholders of Newport News Shipbuilding accept the General Dynamics offer and tender their shares pursuant to that offer.

     Enclosed with this letter is a Schedule 14D-9 that contains the position of the Board of Directors regarding the Northrop Grumman offer. The Schedule 14D-9 also contains other important information.

     Your Board of Directors decided to reaffirm its unanimous recommendation of the General Dynamics offer because it believes that the all-cash General Dynamics offer provides an opportunity for stockholders to receive better and more certain value than the value they would receive pursuant to the part stock/part cash Northrop Grumman offer and because it cannot conclude that the Northrop Grumman offer has a greater certainty of completion based on current information.

     The General Dynamics offer and the Northrop Grumman offer will be reviewed by the Department of Defense and the Department of Justice and the Northrop Grumman offer is also subject to review by the Securities and Exchange Commission. Neither offer can be consummated until it has received regulatory clearances from the appropriate U.S. government agencies. Your Board of Directors continues to recommend the General Dynamics offer pending the completion of the review of the offers by the regulatory agencies.
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     Please be assured that the primary interest of your Board of Directors is for Newport News Shipbuilding stockholders to receive the greatest value for their shares in any acquisition of Newport News Shipbuilding.

                                          Sincerely,

                                          /s/ William P. Fricks
                                          William P. Fricks
                                          Chairman and Chief Executive Officer